Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD.
SCHEDULES THIRD QUARTER 2018 RESULTS RELEASE
AND CONFERENCE CALL FOR MONDAY, NOVEMBER 26, 2018
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Conference Call Scheduled at 10am ET

AZOUR, Israel – October 29, 2018 – Ituran Location and Control Ltd. (NASDAQ: ITRN), announced that it will be releasing its third quarter 2018 results on Monday, November 26, 2018.

The Company will also be hosting a conference that day at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0610
At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Ituran is also the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception, standing at approximately 1.8 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,400 employees worldwide, with offices globally, including Israel, Brazil, Argentina, Ecuador, Colombia, Mexico and the United States.  For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com)	Ehud Helft/Gavriel Frohwein (ituran@gkir.com)
VP Finance, Ituran	GK Investor Relations
(Israel) +972 3 557 1348	(US) +1 646 688 3559